14049885

ES
GE COMMISSION
20549

CM

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SEC Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 S. Park Avenue, Suite A
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Yarbrough 407-960-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera and Co, PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Road, Suite 112 (Address) Charlotte (City) NC (State) 28209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/28/14

OATH OR AFFIRMATION

I, Stephen Yarbrough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

My Commission Expires April 24, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

To the Members
Benchmark Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Benchmark Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Benchmark Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Benchmark Securities, LLC's management is responsible for Benchmark Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, net of interest, noting no differences;

2. Compared the amounts reported in the audited financial statements for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, including a detail of the balances paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, and a schedule of dividend and interest expenses, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 28, 2014

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Managing Members
Benchmark Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Benchmark Securities, LLC (the "Company"), for the year ended December 31, 2013, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 28, 2014

BENCHMARK SECURITIES, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Independent Auditors' Report

Managing Members
Benchmark Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Securities, LLC as of December 31, 2013, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2013 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 28, 2014

Benchmark Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets:

Cash	$ 1,337,157
Deposits with clearing organization (cash)	2,850,000
Receivables from clearing organization	881,805
Securities owned:	
Marketable, at market value	20,567,472
Securities sold short:	
Marketable, at cost	5,148,115
Prepaid expenses	91,190
Accrued interest on bonds	199,335
Property & equipment, at cost	
less accumulated depreciation of $20,996	58,419
Other assets	5,024
	$ 31,138,517

Liabilities:

Compensation payable and other accrued expenses	$ 222,951
Payable to clearing organization	20,444,220
Securities sold short:	
Marketable, at market value	5,106,803
	25,773,974
Commitments and contingent liabilities	-
Subordinated borrowings	3,400,000
Members' equity	1,964,543
	$ 31,138,517

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenue:		
Principal transactions	$	7,267,277
Interest and dividends		287,149
Other income		825
Loss on mark-to-market securities		(70,882)
		7,484,369
Expenses:		
Employee compensation and benefits		4,618,267
Transaction fees and expenses		1,539,623
Communiciations and data processing		42,218
Interest		1,248,078
Regulatory		63,363
Occupancy		53,304
Other expenses		229,969
		7,794,822
Net loss	$	(310,453)

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Ending balance, December 31, 2012	$	133,996
Net loss		(310,453)
Contributions		2,141,000
Ending balance, December 31, 2013	$	1,964,543

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2013

Subordinated borrowings at December 31, 2012	$	2,400,000
Increases:		
Receipt of subordinated notes		1,000,000
Subordinated borrowings at December 31, 2013	$	3,400,000

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss		$ (310,453)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Deposits with clearing organization	$ (750,000)	
Receivable from clearing organization	(620,474)	
Securities owned	(2,575,311)	
Securities sold short	(5,148,115)	
Prepaid expenses	(64,524)	
Other assets	(1,681)	
Depreciation	20,996	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	2,688,318	
Securities sold short	5,106,803	
Accrued interest on bonds	29,714	
Accounts payable, accrued expenses, and other liabilities	(283,216)	
Total adjustments		(1,597,490)
Net cash used in operating activities		(1,907,943)
Cash flows from investing activities:		
Purchases of property and equipment	(17,559)	
Net cash used in investing activities		(17,559)
Cash flows from financing activities:		
Cash received from new subordinated debt	1,000,000	
Members' contributions	2,141,000	
Net cash provided by investing activities		3,141,000
INCREASE IN CASH		1,215,498
CASH AT BEGINNING OF YEAR		121,659
CASH AT END OF YEAR		$ 1,337,157
Supplemental cash flow disclosure:		
Interest payments		$ 1,327,204
Income taxes		$ -

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2013

Note 1 - Organization and Nature of Business:

Benchmark Securities, LLC (the "Company") was formed in the state of Florida in November 2011. The Company operates as a Financial Industry Regulatory Authority ("FINRA") member municipal bond underwriter and market-maker for its own trading account in tax-exempt and taxable municipal securities, taxable corporate and government securities, and mortgage-backed securities. The Company specializes in southeast municipal financings and secondary municipal bond and corporate bond trading. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at fair market value.

Revenue recognition:

The revenues of the Company are derived primarily from trading profits and underwriting fees earned on securities transactions, which are recorded on a trade-date basis.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's financial statements. All tax returns filed by the Company since inception are subject to U.S. federal or state income tax examinations by tax authorities.

Property and equipment:

Property and equipment consists of computers, computer monitors and printers, and office furniture and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. All repairs and maintenance costs are expensed as incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned are all valued using Level 1 inputs. Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Computer equipment	$ 69,595	5 years
Office furniture	9,820	7 years
	79,415	
Less: accumulated depreciation	(20,996)	
	$ 58,419	

Depreciation expense is $20,996 for the year ended December 31, 2013.

Note 4 - Deposits with Clearing Organization:

Deposits with a clearing organization at December 31, 2013 consist solely of a $2,850,000 deposit at a single clearing institution.

Note 5 - Related Parties:

All subordinated debt is owed to entities either wholly-owned or controlled by the Chief Executive Officer of the Company or his wife or other members of the Company. The amount of these borrowings at December 31, 2013 is $3,400,000. Interest paid to these entities for the year ended December 31, 2013 was $1,248,078. Please see Note 6 to the financial statements for more details on interest expense.

Additionally, the Company receives software and consulting services from an entity partially owned by the Chief Executive Officer. During the year ended December 31, 2013, the Company paid $81,000 for these services. As of December 31, 2013, there were no amounts payable from the Company to this entity.

Note 6 - Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2013 are as follows:

Subordinated notes, with the greater of six percent of principal or 0.50% of monthly revenue as interest, balance due in 2017	$ 100,000
Subordinated notes, with the greater of six percent of principal or 5.00% of monthly revenue as interest, balance due in 2018	1,000,000
Subordinated notes, with the greater of six percent of principal or 12.00% of monthly revenue as interest, balance due in 2019	2,300,000
Total subordinated notes	$ 3,400,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Equity:

As of December 31, 2013, the Company has three authorized and issued types of equity capital units, sub-divided into common and preferred distribution capital units. With respect to the common equity capital units, the Company has two classes of units: voting (480,000 units outstanding, issued at $1 per unit) and non-voting (1,141,000 units outstanding, issued at $1 per unit). The common units participate in the net income of the Company. With respect to the preferred distribution capital units, the Company has one class of non-voting units (800,000 units outstanding, issued at $1 per unit). The preferred distribution units receive a percentage of the Company's monthly revenue as a preferred distribution and do not participate in the net income of the Company. Common unit distributions of net income may not be made unless all preferred distributions are satisfied.

Note 8 - Commitments and Contingencies:

The Company leases office space and computer equipment under operating leases that expire at various times through 2015. Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2013 are as follows:

Twelve months ended:	
December 31, 2014	$ 512,524
December 31, 2015	130,793
Thereafter	-
	$ 643,317

Expenses under operating leases are $53,304 for occupancy and $396,413 for computer equipment for the year ended December 31, 2013.

Note 9 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2013, the Company had net capital of $3,674,052, which was $3,574,052 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .061 to 1.

Note 10 - Subsequent Events:

The Company has evaluated all events and transactions through February 28, 2014, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events, except for the following: on February 3, 2014, the Company converted $2,000,000 in subordinated loans to equity capital. Of this, $950,000 was converted to preferred non-voting distribution equity, and $1,050,000 was converted to non-voting common equity.

BENCHMARK SECURITIES, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
BENCHMARK SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Net capital:		
Total members' equity		$ 1,964,543
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		1,964,543
Add:		
Subordinated borrowings allowable in computation of net capital		3,400,000
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		5,364,543
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 58,419	
Other assets	96,214	
Deductions and/or charges		(154,633)
Net capital before haircuts on securities positions (tentative net capital)		5,209,910
Haircuts on securities:		
Debt securities		(1,522,116)
Undue concentration		(13,742)
Net capital		$ 3,674,052

Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 222,951
Other	-
Total aggregate indebtedness	$ 222,951

SCHEDULE I
BENCHMARK SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

(continued)

Computation of basic net capital requirement:			
Minimum net capital required, greater of:			
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$	14,863	
Minimum dollar net capital requirement		100,000	
Total net capital requirement			$ 100,000
Excess net capital			$ 3,574,052
Excess net capital at 120 percent			$ 3,554,052
Ratio: Aggregate indebtedness to net capital			0.061 to 1

The net capital reported, $3,674,052, agrees in all material respects with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2013.

BENCHMARK SECURITIES, LLC
STATEMENT REGARDING SCHEDULES II, III, AND IV
AS OF DECEMBER 31, 2013

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
accountants@scharfpera.com
scharfpera.com